UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 28 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,914,849
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,907,793
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,914,849
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,083,509 shares of common stock outstanding (comprised of (a) 31,619,630 shares of common stock outstanding as of July 31, 2018 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2018) and (b) 463,879 shares of common stock issuable upon vested stock options owned by the Reporting Person).

CUSIP No. 698813 10 2	13D/A	Page 3 of 5 Pages

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter
(b)	11411 Park Road, Anchorage, KY 40223
(c)	Mr. Schnatter is the founder and a director of the Issuer.
(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 27.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows.

As previously reported in a Form 8-K filed by the Issuer on December 21, 2017, the Board of Directors of the Issuer appointed Steve Ritchie to the position of President and Chief Executive Officer of the Issuer, effective January 1, 2018. On January 1, 2018, Mr. Schnatter ceased serving as the Issuer’s Chief Executive Officer though he continued to provide services as founder and also continued to serve as a director and Chairman of the Board.

As previously reported in Form 8-Ks filed by the Issuer on July 12, 2018, and July 16, 2018, Mr. Schnatter resigned as Chairman of the Board (though he remained as a director of the Issuer) and the Issuer purportedly terminated Mr. Schnatter’s services under the Founders Agreement, dated August 9, 2007, between the Issuer and Mr. Schnatter.

As previously reported in a Form 8-K filed by the Issuer on July 23, 2018, the Board of Directors of the Issuer adopted a rights agreement (the “Rights Plan”) and authorized and declared a dividend to stockholders of record at the close of business on August 2, 2018, of one preferred share purchase right (a “Right”) for each outstanding share of the Issuer’s common stock. The Rights Plan is commonly referred to as a “poison pill.” Under the terms of the Rights Plan, the Rights are generally not exercisable unless a person (including certain affiliated, associated and other persons) acquires more than a specified threshold amount (an “Acquiring Person”) and a certain amount of time elapses. If the Rights become exercisable, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of common stock (or, in certain circumstances, shares of preferred stock, other securities, cash, property, or a combination thereof) having a value equal to two times the exercise price of the Right. However, the Acquiring Person’s rights become null and void. The result is that the Rights Plan gives persons other than the Acquiring Person the ability to purchase interests in the Issuer at a substantial discount (i.e., at half price), which means that any actions that result in a stockholder becoming an Acquiring Person creates a significant risk of reducing the value of the Acquiring Person’s existing interest in the Issuer.

For Mr. Schnatter, who currently owns approximately 30.9% of the Issuer’s outstanding common stock, the Rights Plan’s ownership limit was set at 31%. On October 18, 2018, Mr. Schnatter delivered a letter to the Issuer’s Board of Directors communicating, among other things, Mr. Schnatter’s concerns about the Rights Plan and requesting, among other things, that the Issuer’s Board of Directors amend the Rights Plan. A copy of the letter is attached hereto as Exhibit 99.1.

Mr. Schnatter has filed a complaint against the Issuer to inspect certain books and records. Mr. Schnatter has filed a separate complaint against the Issuer and its directors alleging that they have breached their fiduciary duties and also seeking to invalidate and enjoin aspects of the Rights Plan. Mr. Schnatter filed these complaints in the Court of Chancery of the State of Delaware.

CUSIP No. 698813 10 2	13D/A	Page 4 of 5 Pages

Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 9,914,849 shares of common stock, as follows: 9,355,079 shares owned directly; 31,391 shares owned by M. Annette Schnatter, Mr. Schnatter’s spouse; 463,879 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 64,500 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

As a result of the actions described above in Item 4 of this Amendment No. 28, Mr. Schnatter does not have confidence in the Issuer’s Board of Directors or its current management. As the Issuer’s largest stockholder and a member of its Board of Directors, Mr. Schnatter may engage in dialogue with the Issuer’s Board of Directors, its current management or other stockholders. Any such discussions may relate to, among other things, the Issuer’s operating strategies, performance, management, relationships with franchisees, capital structure, composition of the Issuer’s Board of Directors and corporate governance matters. However, Mr. Schnatter may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or could result in, one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. There is no assurance that Mr. Schnatter will develop or undertake any such plans or proposals.

Mr. Schnatter also intends to review his investment in the Issuer’s shares of common stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, he may in the future take such actions with respect to his investment in the Issuer as he may deem appropriate including, without limitation, (i) purchasing additional shares of common stock and/or selling some or all of his shares of common stock, whether in public markets, private transactions or otherwise, (ii) considering or implementing various alternatives to maximize the value of his investment in the Issuer, and/or (iii) taking any other actions lawfully permitted.

Item 5. Interest in Securities of the Issuer

(a)	9,914,849 (30.9%)
(b)	Sole voting power: 9,914,849
Shared voting power: 0
Sole dispositive power: 9,907,793
Shared dispositive power: 0
(c)	During the sixty days prior to this filing, Mr. Schnatter neither disposed of nor acquired any shares of common stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 27.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 – Letter from Mr. Schnatter to the Issuer’s Board of Directors

CUSIP No. 698813 10 2	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

October 19, 2018
Insert Date